

RECEIVED
2006 OCT 25 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 19, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter dated October 19, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Kindly acknowledge receipt.

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
NOV 0 2 2006
THOMSON FINANCIAL

Encls : a/a

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 19, 2006

The Secretary
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

NSE Scrip Code : RELCAPITAL

BSE Scrip Code : 500111

Dear Sirs,

Re.: **Board Meeting**

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Thursday, October 26, 2006 to consider, *inter alia*, the unaudited financial results of the Company for the quarter / half year ended September 30, 2006.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.


N S D L
RECEIVED
TW 4th Floor Dispatch
19 OCT 2006
574345
Contents Not Verified

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c. 1. **The Secretary**
National Securities Depository Ltd.
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013.
(Fax Nos. 24972993 / 6351)

2. **The Secretary**
Central Depository Services (India) Ltd.
28th Floor, P. J. Towers,
Dalal Street, Fort
Mumbai – 400 023.
(Fax No. 22723199).

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

Exemption No. 82-35007

October 14, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letter dated 14th October, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Distribution of shareholding as on 30th September, 2006	Clause 35 of the listing agreement	14-10-2006 - BSE & NSE
2.	Corporate Governance report for the quarter ended 30th September, 2006	Clause 49 of the listing agreement	14-10-2006 - BSE & NSE
3	Free Float Indices	BSE requirement	14-10-2006 - BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : <u>Compliance under Clause 35 of the Listing Agreement</u>

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended September 30, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.


THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

Scrip Code : 500111 | Quarter ended : September 30, 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	5	11 65 983	11 65 978	0.53	0.52
(b)	Central Government/State Governments	-	-	-	-	-
(c)	Bodies Corporate	5	10 52 66 291	10 52 66 289	47.51	47.01
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**10**	**10 64 32 274**	**10 64 32 267**	**48.03**	**47.53**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**10**	**10 64 32 274**	**10 64 32 267**	**48.03**	**47.53**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	221	24 77 863	24 08 975	1.12	1.11
(b)	Financial Institutions/Banks	375	2 44 042	2 27 099	0.11	0.11
(c)	Central Government/State Governments	51	53 717	2 812	0.02	0.02
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	18	37 22 811	37 22 257	1.68	1.66
(f)	Foreign Institutional Investors	417	6 88 11 595	6 88 05 371	31.06	30.73
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (B)(1)	**1 082**	**7 53 10 028**	**7 51 66 514**	**33.99**	**33.63**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7 509	53 45 359	51 58 921	2.41	2.39
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	13 98 900	3 06 59 584	2 21 88 707	13.84	13.69
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	67	22 77 146	21 96 812	1.03	1.02
(c)	Any Other (Specify)					
1	NRIs/OCBs	16 505	15 54 380	11 90 212	0.70	0.69
2	Trustee	-	-	-	-	-
3	Pending Confirmation	-	-	-	-	-
	Sub -Total (B)(2)	**14 22 981**	**3 98 36 469**	**3 07 34 652**	**17.98**	**17.79**
	Total Public Shareholding B=(B)(1)+(B)(2)	**14 24 063**	**11 51 46 497**	**10 59 01 166**	**51.97**	**51.42**
	TOTAL (A) +(B)	**14 24 073**	**22 15 78 771**	**21 23 33 433**	**100.00**	**98.95**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**23 54 029**	**23 54 029**	-	**1.05**
	GRAND TOTAL (A)+(B)+(C)	**14 24 074**	**22 39 32 800**	**21 46 87 462**	**100.00**	**100.00**

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	8 23 06 560	36.76
2	Anadha Enterprise Private Limited	1 34 29 967	6.00
3	Bhavan Mercantile Private Limited	89 53 312	4.00
4	AAA Global Business Enterprises Pvt. Ltd.	5 76 450	0.26
5	Hansdhwani Trading Company Pvt Ltd	2	0.00
6	Kokila Dhirajlal Ambani	5 45 126	0.24
7	Anil D. Ambani	2 73 891	0.12
8	Tina A Ambani	2 63 474	0.12
9	Jaianmol A. Ambani	83 487	0.04
10	Jaianshul A. Ambani	5	0.00
	TOTAL	**10 64 32 274**	**47.53**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Morgan Stanley And Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 07 51 553	4.80
2	Goldman Sachs Investments (Mauritius) I Limited	93 66 236	4.18
3	Quantum (M) Limited	69 45 873	3.10
4	Copthall Mauritius Investment Ltd.	52 72 513	2.35
5	Merrill Lynch Capital Markets Espana S.A. S.V.	47 92 663	2.14
6	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	42 24 899	1.89
7	Macquarie Bank Limited	34 00 200	1.52
8	Life Insurance Corporation Of India	30 25 601	1.35
9	Deutsche Securities Mauritius Limited	29 95 665	1.34
10	Citigroup Global Markets Mauritius Private Limited	29 43 503	1.31
11	Acacia Institutional Partners, Lp	24 00 000	1.07
12	Oppenheimer Funds Inc. A/C Oppenheimer Developing Markets Fund	23 54 100	1.05
13	Deutsche Bank Trust Company Americas	23 54 029	1.05
14	BNP Paribas Arbitrage	22 56 420	1.01
	TOTAL	**6 30 83 255**	**28.17**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	4 89 13 249	21.84
	TOTAL	**4 89 13 249**	**21.84**



Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR's		23 54 029	1.05
	TOTAL		23 54 029	**1.05**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank	GDR's	23 54 029	1.05
	TOTAL		**23 54 029**	**1.05**

DATE,TIME	14/10 17:44
FAX NO./NAME	922723121
DURATION	00:01:48
PAGE(S)	07
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended Setpember 30, 2006 under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended September 30, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**





V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.1

Encl: as above

Report on Corporate Governance for the quarter ended September 30, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2006-2007, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended 31st March, 2007 will be complied in the twenty first Annual Report – 2006-07
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED



V. R. MOHAN
COMPANY SECRETARY & MANAGER

TIME : 14/10/2006 17:49
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	14/10 17:48
FAX NO./NAME	922723121
DURATION	00:00:53
PAGE(S)	02
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2006

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 500111

Dear Sir,

Ref: **Free Float Indices**
Sub: **Shareholding pattern as on September 30, 2006**

Enclosed please find the details of the Shareholding pattern of our Company as on September 30, 2006 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**




THE STOCK EXCHANGE
MUMBAI
CONTENTS NOT VERIFIED
DATE...16.10.06 TIME:.........

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	30-Sep-06
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.52
2	Indian Corporate Bodies/ Trusts/ Partnerships	10 52 66 291	47.01
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**10 64 32 274**	**47.53**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs		0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here____________________)		0.00
	Sub Total D		**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E		**0.00**
	Sub Total I	**10 64 32 274**	**47.53**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 29 30 592	14.71
2	Indian Corporate Bodies/Trusts/Partnerships	53 45 359	2.39
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	2138	0.00
5	Banks/Financial Institutions	2 55 741	0.11
6	Central/State Govt.	53717	0.02
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3722811	1.66
9	Mutual Funds	24 66 164	1.10
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**4 47 80 522**	**20.00**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	5 56 782	0.25
15	Foreign Institutional Investors (SEBI-registered)	6 88 11 595	30.73
16	Non Resident Indians (Individuals)	9 97 598	0.45
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**7 03 65 975**	**31.42**
C	**GDRs/ADRs/ADSs**	23 54 029	1.05
	Sub Total C	**23 54 029**	**1.05**
D	**OTHERS (Please specify here) - Pending confirmation**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 75 00 526**	**52.47**
	Grand Total *	**22 39 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	10 64 32 274	47.53
Total Free-float	11 75 00 526	52.47
Grand Total	**22 39 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	15 12 12 796	67.53
Total Foreign Holding	7 27 20 004	32.47
Grand Total	**22 39 32 800**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	30th September, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Kokila Dhirajlal Ambani	5 45 126	0.24	I-A-1
2	Anil D. Ambani	2 73 891	0.12	I-A-1
3	Tina A Ambani	2 63 474	0.12	I-A-1
4	Jaianmol A. Ambani	83 487	0.04	I-A-1
5	Jaianshul A. Ambani	5	0.00	I-A-1
6	AAA Enterprises Private Limited	8 23 06 560	36.76	I-A-2
7	Anadha Enterprises Private Limited	1 34 29 967	6.00	I-A-2
8	Bhavan Mercantile Private Limited	89 53 312	4.00	I-A-2
9	AAA Global Business Enterprises Private Limited	5 76 450	0.26	I-A-2
10	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	**10 64 32 274**	**47.53**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	30th September, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation Of India	30 25 601	1.35	II-A-08	NIL
2	Morgan Stanley And Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 07 51 553	4.80	II-B-15	NIL
3	Goldman Sachs Investments (Mauritius) I Limited	93 66 236	4.18	II-B-15	NIL
4	Quantum (M) Limited	69 45 873	3.10	II-B-15	NIL
5	Copthall Mauritius Investment Ltd.	52 72 513	2.35	II-B-15	NIL
6	Merrill Lynch Capital Markets Espana S.A. S.V.	47 92 663	2.14	II-B-15	NIL
7	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	42 24 899	1.89	II-B-15	NIL
8	Macquarie Bank Limited	34 00 200	1.52	II-B-15	NIL
9	Deutsche Securities Mauritius Limited	29 95 665	1.34	II-B-15	NIL
10	Citigroup Global Markets Mauritius Private Limited	29 43 503	1.31	II-B-15	NIL
11	Acacia Institutional Partners, LP	24 00 000	1.07	II-B-15	NIL
12	Oppenheimer Funds Inc. A/C Oppenheimer Developing Markets Fund	23 54 100	1.05	II-B-15	NIL
13	BNP Paribas Arbitrage	22 56 420	1.01	II-B-15	NIL
14	Deutsche Bank Trust Company Americas	23 54 029	1.05	II-C	NIL
	Total	**6 30 83 255**	**28.17**		

TRANSMISSION VERIFICATION REPORT

TIME : 14/10/2006 17:35
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	14/10 17:33
FAX NO./NAME	922723121
DURATION	00:01:30
PAGE(S)	05
RESULT	OK
MODE	FINE ECM